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                                  Exhibit 99(d)

                  [Community Independent Bank, Inc. Stationery]

                                  July 6, 1999

Dear Stockholder:

     We are very pleased to provide you with the enclosed Prospectus describing the Community Independent Bank, Inc. Stockholder Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Plan provides stockholders with a convenient and economical way to purchase additional shares of the Company's common stock by reinvesting cash dividends paid on their shares and making voluntary cash contributions. The Plan has now been registered with the Securities and Exchange Commission (SEC), so that securities may be purchased directly from Community Independent Bank, Inc., in addition to purchases on the "open market". There are no brokerage commissions or service charges on Shares purchased directly from Community Independent Bank, Inc. pursuant to the Plan.

     Participation is voluntary. If you do not choose to participate in the Plan, you will continue to receive cash dividends, as declared, in the usual manner.

     Any registered owner of one or more shares may participate in the Plan. Additionally, if you are a "beneficial owner," you may participate by either having shares transferred into your own name, or by making arrangements with your broker, bank or other nominee to participate in the Plan on your behalf.

     If you choose to participate, you must reinvest all dividends from all shares you own. You may also choose to contribute an additional cash amount for investment by the Plan. In order to participate, please complete the enclosed Authorization and Enrollment Form and return it in the provided return envelope to:

           Bernville Bank, N.A.
           900 Corporate Drive
           Reading, PA  19605
           Attention:  Shareholder Services

If you are already enrolled in the Plan, you do not need to complete another Authorization Form to continue your participation.

     Before electing to participate in the Plan, we urge you to carefully read the enclosed Prospectus. It contains important information regarding participation in the Plan and should be retained for future use.

     If you would like your participation in the Plan to begin with the 1999 second quarter dividend, we request that you return your completed Authorization and Enrollment Form by August 5, 1999.
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     We are excited about this new opportunity you now have to further participate in the growth and success of the Company. Should you have any questions, please write to Shareholder Services at the address shown above, or telephone them at (610) 916-2200.



                                      Sincerely,

                                      Arlan J. Werst
                                      President and Chief Executive Officer